SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.




                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                      Filed under section 33(a) of the
           Public Utility Holding Company Act of 1935, as amended





                    Hsin Yu Energy Development Co., Ltd.





                                     by



                              NRG Energy, Inc.





                      901 Marquette Avenue, Suite 2300
                         Minneapolis, MN 55402-3265




NRG Energy, Inc. ("NRG"), a Delaware corporation and majority-owned subsidiary of Xcel Energy, Inc. ("Xcel"), a Minnesota corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act this Form U-57 for the purpose of notifying the Commission that Hsin Yu Energy Development Co., Ltd. ("Hsin Yu"), a company limited by shares organized under the laws of Taiwan, and certain of its indirect, partially-owned subsidiaries are "foreign utility companies" ("FUCO") within the meaning of
Section 33 of the Act.

                  Hsin Yu does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale, or the distribution at retail of natural or manufactured gas for heat, light or power, within the United States. Neither Hsin Yu nor any of its subsidiary companies is or will be a public utility operating within the United States.


ITEM 1

Name and Business Address:

         Hsin Yu Energy Development Co., Ltd.
         3rd Fl., 245, Section 1
         Tun Hwa South Road
         Taipei 106
         Taiwan

Description of Facilities:

                  Hsin Yu owns and operates a gas-fired combined cycle cogeneration facility located in the Hsinchu Science-Based Industrial Park in Hsinchu, Taiwan (the "Hsinchu Facility"). The Hsinchu Facility currently has an electric generating capacity of approximately 170 megawatts and generates electricity and thermal energy for sale to industrial customers and to Taiwan Power Company ("Taipower"). Hsin Yu is in the process of expanding the Hsinchu Facility to add approximately 245 megawatts of additional installed capacity. In addition, Hsin Yu is finalizing development of a second facility located in the Tainan Science-Based Industrial Park in Tainan, Taiwan (the "Tainan Facility"). The Tainan Facility will have an installed capacity of approximately 490 megawatts when complete. The Hsinchu Facility currently has, and the Tainan Facility eventually will have, limited distribution facilities as necessary to distribute electricity and steam to the industrial customers served by Hsin Yu.

                  Hsin Yu also owns interests in certain subsidiaries that own and/or operate additional electric generation projects. First, Hsin Yu owns a 19 percent interest in Hsin Yung Enterprise Corporation, which is developing an electric generation facility fueled by a waste incinerator in Taoyuan County, Taiwan (the "Incinerator Facility"). The Incinerator Project is scheduled to commence commercial operation in the Summer of 2001. Second, Hsin Yu owns an indirect 11.25 percent interest in a 50MW coal-fired cogeneration facility in Wujing City, Jiangsu Province, China (the "Wujing Facility") by virtue of Hsin Yu's 14.9 percent interest in Asia Pacific Energy Development ("APED"), which owns a 75 percent interest in Wujing Electricity Generating, the owner of the Wujing Facility. The remaining interest in the Wujing Facility is held by Wujing Electricity Development Co., Ltd.

Ownership:

                  Hsin Yu is a company limited by shares organized under the laws of Taiwan. NRG has recently entered into certain agreements to acquire an indirect majority interest in Hsin Yu. Upon consummation of such agreements, anticipated to occur in late July 2001, the ownership of Hsin Yu is expected to be approximately as follows:

         62 percent held indirectly by NRG;

         8 percent held by Asia Pacific Energy Development Co., Ltd. ("APED") and its affiliates. APED is owned 43.49 percent by Unicorn Investment Holdings Ltd, 32.15 percent by Taiwan Synthetic Rubber Corp. ("TSRC"), 14.9 percent by Hsin Yu, and 9.46 percent by China Ecotek Corporation. China Ecotek Corporation is a subsidiary of China Steel Corporation.

         12 percent held directly by TSRC (in addition to its indirect cross-holding interest through APED) and its affiliates;

         6 percent held by Lien Hwa Industrial Group and its affiliates; and,

         12 percent held by approximately 170 other corporations and individuals.

No person other than those companies listed above is expected to hold five percent or more of any class of voting securities of Hsin Yu.



ITEM 2

                  The domestic associate public utility companies of Hsin Yu are Northern States Power Company, a Minnesota corporation; Northern States Power Company, a Wisconsin corporation; Black Mountain Gas Company, a Minnesota corporation; Southwestern Public Service, a New Mexico corporation; Public Service Company of Colorado, a Colorado corporation; and Cheyenne Light, Fuel and Power Company, a Wyoming corporation (the "Associate Companies")

                  No Associate Company has made an investment in, nor has any contractual relationship with, Hsin Yu, nor is any such investment or relationship contemplated.

                  The Associate Companies are all subsidiaries of Xcel, a registered holding company, and therefore the certification of state commissions is not required under Section 33(a)(2) of the Act.

                  The Commission is requested to mail copies of all correspondence relating to this Notification to:

Timothy W.J. O'Brien
Deputy General Counsel
NRG Energy, Inc.
901 Marquette Avenue
Suite 2300
Minneapolis, MN 55402-3265

Alan G. Schiffman
Eileen K. Cheng
Skadden, Arps, Slate, Meagher & Flom LLP
20/F Tower Two
Lippo Centre
89 Queensway
Central Hong Kong

W. Mason Emnett
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005


                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                       NRG ENERGY, INC.



                                       By:      /s/ James J. Bender
                                              -----------------------
                                       Name:  James J. Bender
                                       Title: Vice President & General Counsel

Date: July 27, 2001